UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050 125

(CUSIP Number of Class of Securities)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$2,150,000	$216.51

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the issuer to holders of its $3.57 original warrants to exchange up to 5,000,000 of such original warrants for (i) an equal number of $1.50 new warrants of the issuer, conditioned upon the immediate exercise of such new warrants, and (ii) one $3.00 supplemental warrant of the issuer for every four new warrants exercised. The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that 5,000,000 are tendered in the offer and was determined using the average of the high and low sales price of the issuer’s original warrants on September 30, 2016 as reported by the NASDAQ Capital Market, which was $0.43 per warrant.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction valuation multiplied by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $419.92      Filing Party: Cryoport, Inc.

Form or Registration Number: 005-85385      Date Filed: August 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cryoport, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 11, 2016, as amended by Amendment No. 1 (filed with the SEC on August 30, 2016) and Amendment No. 2 (filed with the SEC on September 26, 2016) (as amended, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer to holders of the Company’s outstanding warrants to purchase one share of common stock at an exercise price of $3.57 per share (the “Original Warrants”) to exchange up to 5,000,000 of such Original Warrants for (1) an equal number of warrants to purchase one share of common stock at an exercise price of $1.50 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants, and (2) one warrant to purchase one share of common stock at an exercise price of $3.00 per share for every four New Warrants exercised.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 1.	SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

This Amendment No. 3 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Offer Limit

If the aggregate number of Original Warrants properly tendered in the Offer by all holders participating in the Offer is greater than 5,000,000, then each of the participating holder’s number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible. In such instance, the Company will return to participating holders such number of Original Warrants that were not accepted as a result of the pro rata reduction. Tendered payment for the New Warrant Shares (as defined in the Offer Letter/Prospectus) relating to such Original Warrants that were not accepted will be returned to the holder, without interest thereon or deduction therefrom.

Extension of the Offer

The Company is extending the expiration date of the Offer until 5:00 p.m., Eastern Time on October 21, 2016, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m., Eastern Time on October 14, 2016. Throughout the Schedule TO, the Offer Letter/Prospectus and the other Offering Materials (as defined in the Offer Letter/Prospectus), all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 5:00 p.m., Eastern Time on October 21, 2016.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

This Amendment No. 3 amends and restates Item 5 of the Schedule TO as follows:

(e)

See the information set forth in the Offer Letter/Prospectus in the section entitled “The Exchange Offer—Fees and Expenses,” which is incorporated herein by reference for a description of the solicitation agency agreement (the “Solicitation Agency Agreement”) between the Company and Feltl and Company, Inc. (the “Public Solicitation Agent”). Pursuant to the Solicitation Agency Agreement, the Public Solicitation Agent is to solicit beneficial owners of the Original Warrants issued in July 2015 in connection with the Company’s registered public offering of 2,090,750 units (each unit consisting of one share of the Company’s common stock and one Original Warrant) to participate in the Offer. The Solicitation Agency Agreement is Exhibit (d)(1) to this Schedule TO.

On August 11, 2016, the Company entered into a letter agreement with each of Mr. Shelton and Dr. Hariri pursuant to which each agreed not to participate in the Offer. Such letter agreements are Exhibit (d)(2) and Exhibit (d)(3), respectively, to this Schedule TO.

In connection with the issuance of the Original Warrants, on July 29, 2015, the Company entered into a warrant agreement (the “Original Warrant Agreement”) with Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), to appoint Continental as the warrant agent for the Original Warrants. The Original Warrant Agreement (including the form of Original Warrant certificate) is Exhibit (d)(4) to this Schedule TO. In connection with the Offer, the Company has also engaged Continental as the depositary with respect to the Offer and as the warrant agent for the Supplemental Warrants. The form of warrant agreement to be entered into with Continental relating to the Supplemental Warrants (including the form of Supplemental Warrant certificate) is Exhibit (d)(5) to this Schedule TO. Continental will receive reasonable and customary compensation for its services in connection with the Offer.

Item 12.	EXHIBITS.

This Amendment No. 3 amends and restates Item 12 of the Schedule TO as follows:

The following are exhibits to this Schedule TO:

(a)	(1)(A) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(B) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(C) Form of Letter to Warrantholders of Record (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(D) Form of Letter to Brokers and Other Nominee Holders (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(E) Form of Letter to Clients of Brokers and other Nominee Holders (incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(F) Letter to Original Warrant holders, dated August 30, 2016*

(1)(G) Letter to Original Warrant holders, dated October 4, 2016

(4)(A) Offer Letter/Prospectus, dated October 4, 2016 (incorporated by reference to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed on October 4, 2016)

(5)(A) Form of New Warrants issued in connection with the Offer (incorporated by reference to Annex A of the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed on October 4, 2016)

(5)(C) Form of Warrant Agreement relating to the Supplemental Warrants (including the Form of Supplemental Warrant certificate), by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.19 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(5)(D) Current Report on Form 8-K announcing extension of the expiration date of the Offer (incorporated by reference to the Company’s Current Report on Form 8-K filed on September 23, 2016)

(5)(E) Current Report on Form 8-K announcing extension of the expiration date of the Offer (incorporated by reference to the Company’s Current Report on Form 8-K filed on October 4, 2016)

(b)	Not applicable.

(d)	(1) Solicitation Agency Agreement, dated September 2, 2016, by and between the Company and Feltl and Company, Inc.

(2) Letter Agreement, dated August 11, 2016, by and between the Company and Jerrell W. Shelton*

(3) Letter Agreement, dated August 11, 2016, by and between the Company and Dr. Robert Hariri*

(4) Form of Warrant Agreement relating to the Original Warrants (including the Form of Original Warrant certificate issued in connection with public offering of Units), by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 of the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on June 22, 2015)

(5) Exhibit (a)(5)(C) is incorporated by reference

(g)	None.

(h)	Legal Opinion of Snell & Wilmer L.L.P. as to certain tax matters (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

* Previously filed.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
Name:	Robert Stefanovich
Title:	Chief Financial Officer

Date: October 4, 2016